SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding changes in the company’s top management
2
Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the resignation of Mr. Juan Ignacio López Basavilbaso to the position of Incumbent Director of Telefónica de Argentina S.A.

3	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding financial statements as of 06/03/07
4	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding agreements entered with related parties, Section 73, Law 17,811 (under Decree No. 677/01)
5	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the Board’s approval of entering into agreements with related parties

Telefónica de Argentina S.A.

Item 1

Buenos Aires, August 9th, 2007.

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Changes in the Company’s Top Management

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

In that connection, please be advised that due to the resignation, grounded on personal reasons, of Mr. López Basavilbaso to the position of Resources and Management Control Director, the Company has appointed Mr. Sebastián Minoyetti to fill that position.

Yours sincerely,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Item 2

Buenos Aires, August 9th, 2007

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation of Mr. Juan Ignacio López Basavilbaso to the position of Incumbent Director of Telefónica de Argentina S.A.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.
In that connection, please be informed that the Company’s Board, in its meeting of August 8th, 2007, has accepted the resignation, grounded on personal reasons, of Mr. Juan Ignacio López Basavilbaso to the position of Incumbent Director to which he had been appointed by the Class “A” Special Meeting held on April 24th, 2007.

Yours sincerely,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Item 3

Buenos Aires, August 10th, 2007

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Financial Statements as of 06/03/07

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, and in compliance with section 63 of the Buenos Aires Stock Exchange Regulation for the authorization, suspension, withdrawal and cancellation of the listing of securities, find attached, in four copies, the following documentation:

a) balance sheet, Auditor’s report, Statutory Committee’s report, statement of income, statement of changes in the shareholders’ equity, statement of cash flows, exhibits and notes to financial statements, overview and other documentation mentioned in section 234, subsection 1, of the Business Company Law, corresponding to the year ended at June 30th, 2007.

b) relevant part of the Board’s minutes dated August 8th, 2007, in which the mentioned documentation is approved in the relevant item;

c) copy of the minutes and report of the Statutory Commission in which the authorized person is appointed to sign the accounting documentation on behalf of said Commission.

Yours sincerely,

336

Telefónica de Argentina S.A.

Item 4

Buenos Aires, August 8th, 2007.

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter the "Company"), domiciled at Avenida Ingeniero Huergo 723, ground floor, in connection with the provisions of the referenced rule.

In that connection, please be advised that the Company’s Board, in its meeting of today, has decided to approve an agreement with Telefónica Data Argentina S.A. (DATA), whose purpose is: i) the extension of the engagement term, for ten year from January 1st, 2007, of all the links leased within the framework of the Framework Lease Agreement of 2 mb permanent fixed links and data service delivery links, both entered on 10/31/03, and the Framework Agreement for the lease of permanent or temporal fixed links for the delivery of data transmission service entered on 5/03/01; and ii) the application of a discount to DATA for said engagement term.

This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and from 3:00 p.m. to 6:00 p.m. Said opinion states that the relevant agreements are in compliance with market conditions.

Yours sincerely,

Telefónica de Argentina S.A.

Item 5

Buenos Aires, August 8th, 2007

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter the "Company"), domiciled at Avenida Ingeniero Huergo 723, ground floor, in connection with the provisions of the referenced rule.

In that connection, please be advised that the Company’s Board, in its meeting of today, has decided to approve an agreement with Telefónica Móviles Argentina S.A. (TMA), whose purpose is the extension of the engagement term of all the leased links within the framework of the Networking Agreements for the delivery of the Cellular Mobile Radio Communication, Personal Communication and Mobile Telephony services, all entered on 8/9/00, for ten years from January 1st, 2007; and ii) to apply a discount to TMA for said engagement term.

This approval by the Board has the relevant opinion of the Company's Audit Committee and is available to the Shareholders at the company’s address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires from 10 a.m. to 12 p.m. and from 3:00 p.m. to 6:00 p.m. Said opinion states that the relevant agreements are in compliance with market conditions.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date:	August 9, 2007	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel